October 16, 2009

Owen J. Onsum
President and Chief Executive Officer
First Northern Community Bancorp
195 N. First Street,
Dixon, California 95620

      Re: First Northern Community Bancorp
               Form 10-K for the Fiscal Year Ended December 31, 2008
               File No. 000-30707

Dear Mr. Onsum:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

                        Sincerely,

                        Gregory Dundas
                        Attorney-Adviser